

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2012

Via E-mail
Anthony Housefather
Secretary
Dialogic Inc.
1504 McCarthy Boulevard
Milipitas, CA 95035

> **Re:** **Dialogic Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 11, 2012**
> **File No. 001-33391**

Dear Mr. Housefather:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please include a Form of Proxy marked "preliminary" with your revised preliminary proxy statement. Refer to Exchange Act Rule 14a-6(a).

Proposal No. 2. Approval of the Issuance of Equity Securities in Connection with Debt Restructuring, page 19

2. Under a separate caption in Proposal 2, please disclose the consequences should you fail to obtain shareholder approval. Likewise your discussion on page 30 regarding failure to obtain approval of Proposal 3 should appear under a separate caption.

Proposal No. 3. Approval of Private Placement of Equity Securities, page 25

3.   Refer to the first full paragraph on page 26. Please disclose the number of shares of common stock issuable upon conversion of the convertible notes, including the number of shares subject to the Notes held by Term Lenders.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions or comments to Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, to the undersigned at (202) 551-3457.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via E-Mail
        James F. Fulton, Jr.
        Cooley LLP